Exhibit 99.1





                              FOR IMMEDIATE RELEASE




Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


                  ELAN COMPLETES SALE OF FOUR PAIN PRODUCTS FOR
                           APPROXIMATELY $102 MILLION

DUBLIN, IRELAND, DECEMBER 2, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced the completion of the sale of its four pain products and related assets to aaiPharma Inc. (NASDAQ: AAII) ("aaiPharma"). These products include the rights to Roxicodone(TM) (oxycodone hydrochloride) tablets and oral solution, Oramorph(TM) SR (morphine sulfate sustained-release) tablets, Roxanol(TM) (morphine sulfate) and Duraclon(TM) (clonidine hydrochloride injection). Elan has realised total consideration of $101.8 million, comprising a cash payment to Elan of $50.4 million and the assumption, by aaiPharma, of $51.4 million of Elan's product related payments.

About Elan
Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.